Sun Life Reports First Quarter 2026 Results

Sun Life(1) delivered solid earnings in Q1, with strong growth in Asia, Canada, and U.S. Health & Risk Solutions, and an underlying return on equity of 18.6%(2).

TORONTO, ON - (May 6, 2026) - Sun Life Financial Inc.(1) (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended March 31, 2026.

•Underlying net income(2) of $1,050 million increased $5 million from Q1'25.
•Reported net income(3) of $465 million decreased $463 million or 50% from Q1'25.
•Underlying EPS(2)(4) of $1.89 increased 4% from Q1'25; reported EPS(4) of $0.84 decreased 48% from Q1'25.
•Underlying return on equity ("ROE")(2) was 18.6%; reported ROE(2) was 8.2%.
•Assets under management ("AUM")(2) of $1,575 billion increased $23 billion from Q1'25.
•SLF Inc. LICAT ratio of 143%(5).
•Intention to renew our normal course issuer bid to purchase up to 10 million common shares(6).
•Increase to common share dividend from $0.92 to $0.96 per share.

“This quarter we delivered strong growth in our protection businesses led by Asia, Canada and U.S. Health and Risk Solutions,” said Kevin Strain, President and CEO of Sun Life. “We also added further scale to our asset management platform, deploying over $2.4 billion in capital for the buy-ups of BGO and Crescent Capital and announcing our intention to acquire Bell Partners, a leading U.S. multifamily real estate investment manager and vertically integrated property management business."

“At the same time, we continued momentum in advancing our digital and AI strategic objectives, using data, automation and intelligent solutions that simplify experiences, deepen engagement and improve outcomes for our Clients around the world.”

Financial and Operational Highlights

	Quarterly results

Profitability	Q1'26	Q1'25
Underlying net income ($ millions)(2)	1,050	1,045
Reported net income - Common shareholders - before Q1'26 notable items ($ millions)(2)(7)	775	928
Reported net income - Common shareholders ($ millions)	465	928
Underlying EPS ($)(2)(4)	1.89	1.82
Reported EPS ($)(4)	0.84	1.62
Underlying ROE(2)	18.6%	17.7%
Reported ROE(2)	8.2%	15.7%

Growth	Q1'26	Q1'25
Asset management gross flows & wealth sales ($ millions)(2)	62,365	62,221
Asset management net flows & net wealth sales ($ millions)(2)	(17,844)	(6,154)
Group insurance sales ($ millions)(2)(8)	552	580
Individual insurance sales ($ millions)(2)(9)	1,153	874
Assets under management ("AUM") ($ billions)(2)(10)	1,575	1,552
New business Contractual Service Margin ("CSM") ($ millions)(2)	429	406

Financial Strength	Q1'26	Q1'25
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	143%	149%
Sun Life Assurance(11)	134%	141%
Financial leverage ratio (at period end)(2)(12)	23.2%	20.1%

EARNINGS NEWS RELEASE         Sun Life Financial Inc.     First Quarter 2026    1

Financial and Operational Highlights - Quarterly Comparison (Q1'26 vs. Q1'25)

($ millions)	Q1'26
	Sun Life	Sun Life Asset Management	Canada	U.S.	Asia	Corporate
Underlying net income(2)	1,050	363	370	218	216	(117)
Reported net income - Common shareholders - before Q1'26 notable items ($ millions)(2)(7)	775	339	232	151	183	(130)
Reported net income (loss) - Common shareholders	465	174	87	151	183	(130)
Change in underlying net income (% year-over-year)	—%	(7)%	7%	—%	17%	nm(13)
Change in reported net income - before Q1'26 notable items (% year-over-year)(2)(7)	(16)%	(8)%	(27)%	(19)%	19%	nm(13)
Change in reported net income (% year-over-year)	(50)%	(53)%	(73)%	(19)%	19%	nm(13)
Asset management gross flows & wealth sales(2)	62,365	55,307	5,877	—	1,181	—
Group insurance sales(2)	552	—	295	220	37	—
Individual insurance sales(2)	1,153	—	114	—	1,039	—
Change in asset management gross flows & wealth sales (% year-over-year)	—%	—%	(6)%	—	26%	—
Change in group insurance sales (% year-over-year)	(5)%	—	(21)%	25%	28%	—
Change in individual insurance sales (% year-over-year)	32%	—	(18)%	—	41%	—

Underlying net income(14) of $1,050 million increased $5 million from prior year, driven by:

•Strong performance in Asia reflecting business growth in Hong Kong, and Canada from higher fee income driven by higher AUM; mostly offset by
•Lower results in Sun Life Asset Management reflecting lower catch-up fees and net seed investment income at SLC Management, higher financing costs in Corporate supporting the acquisition of our remaining interests in SLC Management affiliates, and the unfavourable impacts from foreign exchange translation.

Reported net income of $465 million decreased $463 million or 50% (reported net income before Q1'26 notable items of $775 million(2)(7) down $153 million or 16%) from prior year, driven by:

•Market-related impacts primarily reflecting unfavourable interest rate impacts;
•A $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates(15); and
•A $145 million charge reflecting the proposed settlement of a legal matter in Canada(15).

Foreign exchange translation led to a decrease of $35 million in underlying net income and a decrease of $17 million in reported net income.

Underlying ROE was 18.6% and reported ROE was 8.2% (Q1'25 - 17.7% and 15.7%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 143%.

Business Group Highlights

Sun Life Asset Management: A global leader in asset management
Sun Life Asset Management underlying net income of US$265 million decreased US$8 million or 3% from prior year, driven by:

•MFS(16) was up US$13 million reflecting higher fee income from higher average net assets ("ANA") partially offset by higher expenses. Pre-tax net operating profit margin(2) improved to 36.0% for Q1'26, compared to 35.4% in the prior year, due to higher ANA.
•SLC Management was down US$27 million reflecting lower net seed investment income and fee-related earnings(2), which decreased 25% driven by higher catch-up fees in the prior year partially offset by lower expenses. Fee-related earnings margin(2) was 26.3% for Q1'26, compared to 24.0% in the prior year.
•Solutions & Other was up US$6 million reflecting favourable net investment results.

Reported net income of US$127 million decreased US$131 million or 51% from prior year, driven by:

•A US$119 million charge from the acquisition of remaining equity interests in SLC Management affiliates(15);
•Unfavourable market-related impacts; and
•Lower underlying net income.

Foreign exchange translation led to a decrease of $16 million in underlying net income and a decrease of $3 million in reported net income.

Sun Life Asset Management gross flows(2) increased US$2.0 billion or 5% from prior year, reflecting higher gross flows in SLC Management driven by Crescent Capital Group's flagship private credit strategies and BentallGreenOak's European debt platform, and continued solid gross flows in MFS.

2    Sun Life Financial Inc.     First Quarter 2026        EARNINGS NEWS RELEASE

Total Sun Life Asset Management AUM(2) at Q1'26 was US$867.8 billion (Q1'25 - US$816.4 billion), consisting of:

•MFS: US$622.2 billion (Q1'25 - US$603.8 billion);
•SLC Management: US$188.9 billion (Q1'25 - US$177.2 billion); and
•Solutions & Other: US$56.7 billion (Q1'25 - US$35.4 billion).

Total Sun Life Asset Management managed assets(2) at Q1'26 of US$985.6 billion, increased US$68.1 billion or 7% from Q1'25.

Total Sun Life Asset Management net outflows(2) of US$12.6 billion in Q1'26 (Q1'25 - net outflows of US$5.3 billion) reflected:

•MFS net outflows of US$16.3 billion (Q1'25 - net outflows of US$8.1 billion) from retail net outflows reflecting continued outflows in U.S. equity markets by retail investors, and institutional portfolio rebalancing; and
•Solutions & Other net outflows of US$0.2 billion (Q1'25 - net inflows of US$0.8 billion); partially offset by
•SLC Management net inflows of US$3.9 billion (Q1'25 - net inflows of US$2.0 billion) from capital raising.

Effective January 1, 2026, we extended and formalized our asset management pillar within Sun Life Asset Management. This structure is intended to accelerate growth across asset management, insurance, and wealth businesses and support strategic partnerships for the benefit of Clients. Sun Life’s asset management financial results reflect this structure effective the same date.

During the first quarter, we completed the acquisition of the remaining equity interests in BentallGreenOak ("BGO") and Crescent Capital Group ("Crescent"), reinforcing our conviction in their leadership, performance, and long-term growth potential. We acquired the remaining 44% interest in BGO for US$1.16 billion ($1.59 billion on a Canadian dollar basis) and the remaining 49% interest in Crescent for US$608 million ($829 million on a Canadian dollar basis).

As part of the final purchase and go‑forward operating model, SLC Management introduced a Management Equity Plan ("MEP") allowing eligible employees to collectively own up to 25% of the business. The MEP has seen strong participation and is designed to align interests, retain top talent and support long‑term growth.

We also announced our intention to fully acquire Bell Partners Inc., a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Upon closing, Bell Partners will become our U.S. multifamily operating platform, operating under BGO. Bell Partners offers a national, vertically integrated platform across investment management, property management, acquisitions, and construction, and has completed approximately US$11.9 billion in realized apartment transactions since 2002, including more than US$1.3 billion in acquisitions in 2025. The transaction is expected to close in the second half of 2026, subject to receipt of regulatory and Toronto Stock Exchange approvals and satisfaction of customary closing conditions.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $370 million increased $24 million or 7% from prior year, driven by:

•Business growth reflecting higher premiums in Sun Life Health, higher fee income from higher AUM, and favourable net investment results; partially offset by
•Less favourable insurance experience.

Reported net income of $87 million decreased $230 million or 73% from prior year, driven by:

•A $145 million charge reflecting the proposed settlement of a legal matter(15); and
•Market-related impacts reflecting unfavourable interest rate, equity market, and real estate experience(17); partially offset by
•The increase in underlying net income.

Canada's sales(18):

•Asset management gross flows & wealth sales of $6 billion decreased 6%, reflecting lower large case sales compared to a strong prior year in Group Wealth(19) defined contributions, mostly offset by higher mutual fund sales in Individual Wealth and increased rollover volumes in Group Wealth(19).
•Sun Life Health sales of $295 million decreased 21%, reflecting lower large case sales compared to a strong prior year.
•Individual insurance sales of $114 million decreased 18%, reflecting lower participating life sales.

We continue to strengthen our wealth platform by delivering strong investment solutions and enhanced Client experiences. During the first quarter, we expanded Sun Life Global Investments’ ("SLGI") product lineup with the launch of two new low volatility exchange traded fund ("ETF") series, providing Clients with enhanced access to global and international equity markets. We also expanded AI‑enabled Knowledge Assist across our Group Retirement Services Client Care Centre, simplifying access to plan‑specific information to support faster, more consistent service for Clients. In Q1'26, our wealth platform reached $261 billion in AUMA(20), up 12% compared to the prior year.

Further, in Sun Life Health, we continued to strengthen workplace health support for plan sponsors and members. Sun Life Benefits Explorer, launched in February, is an analytics tool that helps plan sponsors better understand and manage their benefits plans through data‑driven insights. We also advanced comprehensive women’s health support in the workplace with the launch of menopause care provided by Dialogue. Through Lumino Health Virtual Care, plan members and eligible dependents now have access to personalized care plans, a multidisciplinary clinical team with additional training in menopause care, and coaching and navigation support.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2026    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$160 million increased US$9 million or 6% from prior year driven by:

•Higher results in In-force Management reflecting favourable net investment results; mostly offset by
•Lower earnings in Dental driven by lower revenue and the impact of a retroactive premium payment in the prior year.
•Group Benefits reflected strong revenue growth and improved medical stop-loss morbidity experience, partially offset by unfavourable long-term disability experience.

Reported net income of US$111 million decreased US$18 million or 14% from prior year, driven by market-related impacts primarily reflecting unfavourable interest rate impacts.

Foreign exchange translation led to a decrease of $10 million in underlying net income and a decrease of $9 million in reported net income.

U.S. sales of US$160 million were up 30% from prior year, primarily driven by:

•Higher medical stop-loss sales in Group Benefits reflecting disciplined pricing, strong close rates, and favourable market conditions; and
•Higher commercial and Medicare Advantage sales in Dental.

We expanded Sun Life Expert Cancer Review to members with a cancer-related disability claim or a critical illness claim, enabling earlier support closer to the time of diagnosis. When these claims are submitted, eligible members are connected to Expert Cancer Review services through their employers' Sun Life stop-loss coverage. The program provides second medical opinions on cancer diagnoses, helping members receive the treatment plan best suited to their needs.

In Dental, we launched Kid Smile Complete, a new employer‑offered solution designed to increase access to preventive dental care for children by removing cost barriers. Kid Smile Complete provides full in‑network coverage with no deductible for dependent children under age 13 for preventive, basic, and major services. By eliminating out‑of‑pocket costs for preventive care, the program encourages greater utilization, supporting improved oral health and long‑term health outcomes for working families.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $216 million increased $31 million or 17% from prior year, driven by:

•Strong sales momentum and in-force business growth in Hong Kong; and
•Lower expenses and favourable net investment results; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $183 million increased $29 million or 19% from prior year, driven by the increase in underlying net income, partially offset by unfavourable market-related impacts. The market-related impacts were primarily from unfavourable interest rate impacts partially offset by improved equity market impacts.

Foreign exchange translation led to a decrease of $11 million in underlying net income and a decrease of $10 million in reported net income.

Asia's sales(18):

•Individual insurance sales of $1 billion were up 41%, reflecting higher sales in Hong Kong across all channels, with positive momentum in our Joint Venture and High Net Worth businesses.
•Asset management gross flows and wealth sales of $1 billion were up 26%, reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong and higher group fund sales in India.

New business CSM of $320 million in Q1'26 was up from $273 million in the prior year, driven by higher sales partially offset by an increasing competitive environment, primarily in Hong Kong.

Across our markets, we launched new products to better serve the needs of our Clients. In Indonesia and Malaysia, we launched affordable solutions to expand access to protection, by focusing on the risks and financial priorities that matter most to Clients today. In Indonesia, SHIFA(21) Essential is a first‑in‑market, affordable offering designed for Clients for whom full medical coverage may be financially out of reach. By providing targeted coverage for critical illness treatment costs, the product helps Clients protect against the financial shock of serious illness, taking an important first step towards health insurance protection. In Malaysia, Sun Save Future applies a similar Client-centric approach, offering a simple and affordable way for Clients to build long-term savings through small, regular contributions, supporting disciplined financial habits and earlier engagement in financial planning. In Hong Kong, we introduced a new universal life product(22) to support long‑term wealth accumulation and legacy planning needs of mass affluent and high‑net‑worth Clients.

We are also continuing to invest in our digital capabilities to improve operational efficiency and enhance the Client experience. In Hong Kong, the integration of digital, data‑driven underwriting into our point‑of‑sale system increased straight‑through processing, enabling faster Client onboarding. In Malaysia, our AI‑assisted Talkbot expanded servicing capacity and supported more timely and consistent engagement with Clients.

4    Sun Life Financial Inc.     First Quarter 2026        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $117 million compared to underlying net loss of $94 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net loss was $130 million compared to reported net loss of $98 million in the prior year, driven by the change in underlying net loss.

(1)Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business groups: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate.
(2)Represents a non-IFRS financial measure (International Financial Reporting Standards ("IFRS")). For more details, see the Non-IFRS Financial Measures section in this document and in our Management's Discussion and Analysis ("MD&A") for the period ended March 31, 2026 ("Q1'26 MD&A").
(3)Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Subject to the approval of the Office of the Superintendent of Financial Institutions ("OSFI") and the Toronto Stock Exchange ("TSX").
(7)Excludes a $165 million post-tax charge ($277 million pre-tax) from the acquisition of remaining equity interests in SLC Management affiliates and a $145 million post-tax charge ($201 million pre-tax) reflecting the proposed settlement of a legal matter in Canada. For additional details see the "Other Transactions" heading in Section F - Financial Strength of the Q1'26 MD&A. This financial measure shows reported net income isolating the two previously disclosed items.
(8)”Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(9)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(10)Prior period amounts have been updated.
(11)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(12)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.4 billion as at March 31, 2026 (March 31, 2025 - $10.5 billion).
(13)Not meaningful.
(14)Refer to section C - Profitability in the Q1'26 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(15)For additional details see the "Other Transactions" heading in Section F - Financial Strength of the Q1'26 MD&A.
(16)MFS Investment Management ("MFS").
(17)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(18)Compared to the prior year.
(19)Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(20)Assets under management and administration ("AUMA") is a non-IFRS financial measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'26 MD&A.
(21)Salam Healthier Future Assurance ("SHIFA") Essential.
(22)SunRise Universal Life Insurance II (8‑pay).
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2026    5

Earnings Conference Call
The Company's Q1'26 financial results will be reviewed at a conference call on Thursday, May 7, 2026, at 11:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1'27 period end.

The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2026 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2026, prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. For more details on how we report our results see Section A - How We Report Our Results in the Q1'26 MD&A.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

6    Sun Life Financial Inc.     First Quarter 2026        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q1'26 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:

i)MFS shares owned by management;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q1'26 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2026    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, after-tax)	Q1'26	Q1'25
Underlying net income	1,050	1,045
Market-related impacts
Equity market impacts	(53)	(48)
Interest rate impacts(1)	(120)	57
Impacts of changes in the fair value of investment properties (real estate experience)	(47)	(31)
Add: Market-related impacts	(220)	(22)
Add: Assumption changes and management actions	4	(4)
Other adjustments
MFS shares owned by management	2	5
Acquisition, integration and restructuring(2)(3)(4)	(183)	(54)
Intangible asset amortization	(43)	(39)
Other(5)	(145)	(3)
Add: Total of other adjustments	(369)	(91)
Reported net income - Common shareholders	465	928
Underlying EPS (diluted) ($)	1.89	1.82
Add: Market-related impacts ($)	(0.40)	(0.04)
Assumption changes and management actions ($)	0.01	(0.01)
MFS shares owned by management ($)	—	0.01
Acquisition, integration and restructuring ($)	(0.33)	(0.09)
Intangible asset amortization ($)	(0.08)	(0.07)
Other ($)	(0.26)	(0.01)
Impact of convertible securities on diluted EPS ($)	0.01	0.01
Reported EPS (diluted) ($)	0.84	1.62

(1)Our results are sensitive to long-term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, which include the unwinding of the discount for Other financial liabilities of $nil in Q1'26 (Q1'25 - $14 million). Amounts for Q1'25 include the unwinding of the discount for Other financial liabilities for BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc.
(3)Q1'26 includes a $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates. For additional details see the "Other Transactions" heading in Section F - Financial Strength of the Q1'26 MD&A.
(4)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(5)Q1'26 includes a $145 million charge reflecting the proposed settlement of a legal matter in Canada. For additional details see the "Other Transactions" heading in Section F - Financial Strength of the Q1'26 MD&A.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions)	Q1'26	Q1'25
Underlying net income (after-tax)	1,050	1,045
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(247)	(28)
Assumption changes and management actions ("ACMA")(1)	5	(5)
Other adjustments	(549)	(113)
Total underlying net income adjustments (pre-tax)	(791)	(146)
Add: Taxes related to underlying net income adjustments	206	29
Reported net income - Common shareholders (after-tax)	465	928
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended March 31, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     First Quarter 2026        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q1'26 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party and other AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party and other AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q1'26 MD&A.

	Quarterly results
($ millions)	Q1'26	Q1'25
Assets under management
General fund assets	232,035	223,310
Segregated funds	166,277	149,650
Third-party and other AUM(1)	1,258,087	1,224,770
Consolidation adjustments(1)(2)	(81,132)	(46,092)
Total assets under management(2)	1,575,267	1,551,638

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q1'26 MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2026	As at December 31, 2025
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	930	1,859
Debt securities(1)	396	537
Equity securities(2)	—	—
Sub-total	1,326	2,396
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,326	2,396

(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q1'26
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	363	370	218	216	(117)	1,050
Add: Market-related impacts (pre-tax)	(6)	(163)	(42)	(25)	(11)	(247)
Assumption changes and management actions (pre-tax)	1	—	—	4	—	5
Other adjustments (pre-tax)	(281)	(210)	(44)	(10)	(4)	(549)
Tax expense (benefit)	97	90	19	(2)	2	206
Reported net income (loss) - Common shareholders	174	87	151	183	(130)	465
	Q1'25
Underlying net income (loss)	390	346	218	185	(94)	1,045
Add: Market-related impacts (pre-tax)	4	(24)	15	(19)	(4)	(28)
Assumption changes and management actions (pre-tax)	(10)	8	—	(3)	—	(5)
Other adjustments (pre-tax)	(20)	(23)	(60)	(10)	—	(113)
Tax expense (benefit)	5	10	13	1	—	29
Reported net income (loss) - Common shareholders	369	317	186	154	(98)	928

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2026    9

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management U.S. dollars

	Q1'26		Q4'25		Q1'25
(US$ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	199	32	224	42	186	59
Add: Market-related impacts (pre-tax)	—	(9)	—	(16)	—	(8)
Other adjustments (pre-tax)	3	(208)	3	(39)	6	(20)
Tax expense (benefit)	(2)	84	(11)	24	(2)	7
Reported net income (loss) - Common shareholders	200	(101)	216	11	190	38

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management

	Q1'26		Q4'25		Q1'25
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	273	44	312	58	266	85
Add: Market-related impacts (pre-tax)	—	(12)	—	(22)	—	(11)
Other adjustments (pre-tax)	5	(286)	5	(54)	9	(29)
Tax expense (benefit)	(3)	115	(15)	34	(4)	10
Reported net income (loss) - Common shareholders	275	(139)	302	16	271	55

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q1'26		Q4'25		Q1'25
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	265	160	304	150	273	151
Add: Market-related impacts (pre-tax)	(5)	(30)	(40)	(19)	2	11
Assumption changes and management actions (pre-tax)	1	—	—	(4)	(7)	—
Other adjustments (pre-tax)	(205)	(31)	(36)	(49)	(14)	(42)
Tax expense (benefit)	71	12	15	15	4	9
Reported net income (loss) - Common shareholders	127	111	243	93	258	129

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to our intention to fully acquire Bell Partners including the expected timing to close the transaction; (iv) relating to our intention to renew our normal course issuer bid; (v) relating to the intended impact of the new Sun Life Asset Management structure; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q1'26 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s 2025 Annual MD&A under the heading K - Risk Management and in its other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
10    Sun Life Financial Inc.     First Quarter 2026        EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2026    11